Hexion U.S. Finance Corp.

180 East Broad Street

Columbus, Ohio 43215

May 7, 2012

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Hexion U.S. Finance Corp.

Momentive Specialty Chemicals Inc.

Lawter International Inc.

HSC Capital Corporation

Borden Chemical Foundry, LLC

Momentive Specialty Chemicals Investments Inc.

Oilfield Technology Group, Inc.

Momentive International Inc.

Momentive CI Holding Company (China) LLC

NL Coop Holdings LLC

Registration Statement on Form S-4 (File Nos. 333-180774, 333-180774-01, 333-180774-02,

333-180774-03, 333-180774-04, 333-180774-05, 333-180774-06, 333-180774-07, 333-180774- 08,

333-180774-09)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Hexion U.S. Finance Corp., a Delaware corporation (the “Company”), Momentive Specialty Chemicals Inc. (“MSC”) and certain of MSC’s subsidiaries (together with the Company and MSC, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statements”) be accelerated to May 8, 2012 at 3:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. In connection with the foregoing, each of the Registrants represents and acknowledges that:

Securities and Exchange Commission	2
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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact David S. Huntington (212-373-3124) or David E. Sobel (212-373-3226) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Hexion U.S. Finance Corp.

Momentive Specialty Chemicals Inc.

Lawter International Inc.

HSC Capital Corporation

Borden Chemical Foundry, LLC

Momentive Specialty Chemicals Investments Inc.

Oilfield Technology Group, Inc.

Momentive International Inc.

Momentive CI Holding Company (China) LLC

NL Coop Holdings LLC

By:	/s/ ELLEN G. BERNDT
Name: Ellen G. Berndt
Title: Vice President and Secretary
cc:	David S. Huntington, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP